January 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Karina V. Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
John Hodgin, Petroleum Engineer

Re:	Atlas Growth Partners, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed December 10, 2015 File No. 333-207537

Ladies and Gentlemen:

This letter sets forth the responses of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership,” “AGP,” “we,” “us” or “our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 30, 2015, relating to the Partnership’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-207537) (“Amendment No. 1”), which was filed with the Commission on December 10, 2015. Concurrently with the submission of this letter on January 8, 2016, we are filing, through EDGAR, Amendment No. 2 to the Form S-1 (“Amendment No. 2”). We are also mailing five courtesy copies of the Amendment No. 2 marked to reflect all changes made since the filing of Amendment No. 1 for your review.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

General

1. We note your response to prior comment 3, but are unable to agree that the automatic amendment and restatement of the Post-Listing Partnership Agreement is not an offer of a new security. Please revise your registration statement to include the registration of the post-listing common units to be offered in exchange for the Class A and Class T common units.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to include the registration of the post-listing common units to be offered upon conversion of the existing common units and a description of the automatic conversion of the existing common units into post-listing common units upon the occurrence of a listing event (as defined in Amendment No. 2). Please read the facing page, the cover page and pages 12, 23 and 234.

U.S. Securities and Exchange Commission

January 8, 2016

2. We note your revisions in response to prior comment 5. Please expand your disclosure to include how the distributions made to unitholders of the described master limited partnerships will compare to your quarterly target distribution for the issuer.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to clarify that the tax attributes of our distributions and the yield-oriented nature of an investment in the Partnership are similar to those of master limited partnerships. Please read pages 1, 104 and 119.

3. The staff of the Division of Investment Management has reviewed your response to prior comment 11. In your response, you assert, among other things, that the company does not “currently own any investment securities” and that the company intends to rely on the exemption provided by Rule 3a-1 under the Investment Company Act. Please explain why, as a company owning no investment securities, it is necessary for the company to rely on the Rule 3a-1 exemption. Assuming the company owns investment securities or will do so in the future, please provide a detailed analysis of the company’s investment company status that will provide the staff with adequate information (including, if necessary, a detailed calculation on an unconsolidated basis pursuant to Section 3(a)(1)(C) of the Investment Company Act) to assess, among other things, whether and to what extent the company owns “investment securities” as that term is defined in Section 3(a)(2) of the Investment Company Act.

Response:

We acknowledge the Staff’s comment. We do not currently own any investment securities and we intend to limit any ownership of investment securities in the future to an amount that would be substantially below the threshold for registration under the Investment Company Act. Accordingly, we have removed the reference to the Rule 3a-1 exemption and to the risks associated with the Investment Company Act from Amendment No. 2. Moreover, at several places in Amendment No. 2, we disclose our intent to take necessary steps to prevent the Partnership from being deemed an investment company. Please read pages 99 and 215.

Given the fact that the Partnership does not currently own any investment securities, and our intention to limit any future ownership accordingly, we respectfully submit that a detailed analysis of our investment company status is unnecessary.

4. We note your response to prior comment 13, but are unable to locate your discussion of major adverse business developments or conditions experienced by prior partnerships that would be material to investors. Please advise or revise to provide more quantified information.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to provide more quantified information regarding major adverse business developments or conditions experienced by prior partnerships that would be material to investors. Please read page 74.

U.S. Securities and Exchange Commission

January 8, 2016

Prospectus Cover Page

5. Please revise your disclosure on the cover page and elsewhere to clarify that your partnership agreement does not require you to provide a liquidity event within a specified time frame or at all.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to clarify that our Partnership Agreement does not require us to provide a liquidity event within a specified time frame or at all. Please read the cover page and pages 4, 5, 14, 18, 23, 29, 30, 33, 122, 160, 230, 231 and 234.

Summary, page 1

Our Properties, page 2

Eagle Ford, page 2

6. The disclosure of six producing wells and four wells awaiting completion as of September 30, 2015 provided here and on pages 95 and 111 appears inconsistent with the disclosure on page 130 of a total of eight productive Eagle Ford wells as of the same date. Please modify your disclosure as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response:

We acknowledge the Staff’s comment. As defined on page 139, “productive wells” consist of producing wells and wells capable of production. Our disclosure of eight productive Eagle Ford wells includes the six producing wells and two wells (of the four wells awaiting completion) that were capable of production as of September 30, 2015. The two wells that were capable of production as of September 30, 2015 were subsequently turned in line on October 10, 2015 and therefore meet the definition of a productive well at that date. We have added a footnote to the productive wells table on page 139 to clarify that the productive Eagle Ford wells include the two wells capable of production (but not technically producing) as of that date.

Risk Factors, page 26

Absence of protection under the Investment Company Act, page 28

7. Please expand your disclosure to explain why the company is not an investment company, and include specific references to the exemption(s)/exclusion(s) that are being relied upon. Please also provide disclosure to the effect that if the company were to become an investment company, it would be regulated as such (e.g., it would be required to produce necessary filings and financials under the Investment Company Act and would expect to incur additional registration and compliance costs).

U.S. Securities and Exchange Commission

January 8, 2016

Response:

We acknowledge the Staff’s comment and respectfully direct your attention to our response to comment 3. As we do not expect or intend for the Partnership to ever become an investment company (and, in fact, expect to take preventative measures to avoid the Partnership being deemed to be an investment company), we do not believe additional disclosure of the related risks is warranted and request the Staff’s concurrence in that conclusion. Please read pages 99 and 215.

Compensation and fees to our general partner will reduce cash distributions, page 28

8. We note your revisions in response to prior comment 19. Please clarify that your general partner will determine which costs incurred are reimbursable and that there are no limits on the amount of reimbursements on administrative costs to be paid to your general partner.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in the Amendment No. 2 to clarify that our general partner will determine which costs incurred are reimbursable by the Partnership and that there are no limits on the amount of reimbursements on administrative costs to be paid to our general partner. Please read pages 30, 76, 82 and 219.

Source of Funds and Estimated Use of Proceeds, page 54

9. We note your response to prior comment 21. Please revise your filing to clarify whether you intend to request a borrowing base redetermination under your secured credit facility in connection with the closing of this offering.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to clarify our ongoing discussions regarding the borrowing base with our lenders as well as our intention to request the establishment of a borrowing base. Please read pages 49, 112 and 143.

10. Please provide a separate breakdown of the proceeds that will be applied (i) to develop, operate and manage your oil and gas properties, and (ii) to acquire oil and gas properties, to the extent practicable.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to clarify our expectation that based on our current leasehold acreage, we have available drilling locations for the deployment of approximately $150 million. The remainder of our offering proceeds, after the payment of organization and offering expenses, will be used to pursue the Partnership’s business strategy, including potentially acquiring and developing additional oil and gas properties. Please read page 56.

U.S. Securities and Exchange Commission

January 8, 2016

Cash Distribution Policy and Restrictions on Distributions, page 55

11. We note you intend to pay a target quarterly distribution rate of $0.175 per unit, or $0.70 per unit per year, which you disclose will result in a quarterly distribution of $21,577,572 per quarter, or $86,310,287 per year, assuming all common units in this offering are issued. As your financial statements reflect that you have cash and cash equivalents of $38,225,000 and a net loss of $15,330,000 for the nine-months ended September 30, 2015, please revise your filing to demonstrate your ability to make such distribution on a quarterly and annualized basis following the closing of this offering and clarify whether you intend to fund your target distribution proceeds from offering proceeds or other financing activities.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to demonstrate our ability to make our target distribution following the closing of this offering and clarify our intent to fund our target distribution from offering proceeds or other financing activities. Accordingly, we have added a detailed forecast of our estimated Adjusted EBITDA for the twelve months ending December 31, 2016, as well as the material assumptions underlying such forecast, which we believe supports our ability to pay the target distribution. In addition, the revised disclosure clarifies that we intend to fund our target distribution with cash from operations, but our partnership agreement provides us flexibility to source a portion of our target distribution from borrowings or offering proceeds.

Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Cash Available for Distribution,” “—Financial Forecast” and “—Estimated Cash Available for Distribution” beginning on page 64.

We respectfully submit that the presentation of projected cash available for distribution for the twelve months ending December 31, 2016 is more appropriate for investors and other interested parties when presented on an annual basis, as set forth in Amendment No. 2, as opposed to a quarterly basis. As described in Amendment No. 2, the Partnership’s cash available for distribution has varied significantly on a quarterly basis as a result of seasonal changes and other factors. In addition, the Partnership’s focus on acquisitions and the substantial growth we expect to occur make specific timing harder to predict. As a result of the inherent difficulty in projecting the precise timing of revenue and expenses, we believe that any estimate of quarterly cash available for distribution would involve a high degree of potential inaccuracy and we believe would not be meaningful to investors. To the extent that there is a shortfall of quarterly cash available for distribution compared with the target distribution on our common units and GP units during the year ending December 31, 2016, we believe the Partnership will be able to utilize cash on hand, borrowings under our credit facility or proceeds from this offering to fund the shortfall, with such amounts replenished in subsequent quarters.

In addition, we have revised Amendment No. 2 to add a risk factor that the assumptions underlying the projected cash distributions are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual cash distributions to differ materially from our forecast, and that we did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available for distribution to pay the target distribution on all of our common units and GP units during the forecast period.

U.S. Securities and Exchange Commission

January 8, 2016

Business and Properties, page 110

Estimated Proved Reserves, page 125

12. Please expand your disclosure to explain the reason for the apparent reduction in total natural gas and NGL historical reserves at September 30, 2015 compared to the pro forma figures for such reserves at December 31, 2014.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to clarify that decreases in commodity prices were the primary cause of the reduction in reserves from December 31, 2014 to September 30, 2015. Please read page 135.

Drilling Activities, page 129

13. We have read your response to prior comment 35 and note your revised disclosure relating to the drilling activities for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014 and 2013. Your disclosure indicates the table presents the number of wells you drilled, both gross and “for the net interest.” However, we note the table shows no gross wells corresponding to the 0.2 net wells for the periods ended December 31, 2013 or September 30, 2014 for the Mississippi Lime. Please modify your disclosure as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation between the gross and net figures presented. Please note your disclosure of gross and net wells drilled should be consistent with the definition of a gross well and a net well described under Items 1208(c)(1) and 1208(c)(2) of Regulation S-K, respectively.

Response:

We acknowledge the Staff’s comment and revised Amendment No. 2 to resolve the inconsistency. As modified, we believe our disclosure of gross and net wells drilled is consistent with the relevant definitions described under Items 1208(c)(1) and 1208(c)(2) of Regulation S-K. Please read page 138.

14. Please clarify for us and expand your disclosure to explain why you disclose two gross and net and four gross and net wells turned in line for the Eagle Ford for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively while you separately disclose that there were no Eagle Ford wells drilled during these periods.

Response:

We acknowledge the Staff’s comment and we have revised Amendment No. 2 to add clarifying footnote disclosure. Specifically, the gross and net wells turned in line during the respective periods represent wells that had been drilled, but not yet completed or connected to a gathering system, as of November 5, 2014, the effective date of the Eagle Ford acquisition. As of that date, the prior owner had drilled, but not yet turned in line, ten wells. Please read page 138.

U.S. Securities and Exchange Commission

January 8, 2016

15. Please modify your disclosure to incorporate the footnote disclosure regarding your exploratory drilling activity to accompany the tabular presentation of your development drilling activities provided on page 129.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 2 to incorporate the footnote disclosure regarding our exploratory drilling activity to accompany the tabular presentation of our development drilling activities. Please read page 138.

Notes to Consolidated Financial Statements

Note 12-Supplemental Oil and Gas Information (Unaudited), page F-20

Changes in Standardized Discounted Cash Flows, page F-23

16. We have read your response to prior comment number 43. We reissue our comment in part as your revised disclosure does not appear to address the changes in the standardized measure of discounted cash flows corresponding to the revisions in the previous estimates of your proved reserves for the period ending December 31, 2014. Please modify your disclosure as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation in the figures presented. Refer to the disclosure requirements in FASB ASC 932-235-50-35.

Response:

We acknowledge the Staff’s comment and have reviewed the disclosure requirements in FASB ASC 932-235-50-35. Accordingly, we have revised Amendment No. 2 to add clarifying disclosure. Please read page F-23.

U.S. Securities and Exchange Commission

January 8, 2016

Please direct any questions or comments you have regarding our responses or Amendment No. 2 to undersigned by phone at (267) 256-5902, Gislar R. Donnenberg of Paul Hastings LLP at (713) 860-7306 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Thank you for your assistance.

Very truly yours,

/s/ Jeff Slotterback,

Jeff Slotterback

Chief Financial Officer

Atlas Growth Partners, L.P.

cc:	Edward E. Cohen, Chief Executive Officer, Atlas Growth Partners, L.P.
Lisa Washington, Chief Legal Officer and Secretary, Atlas Growth Partners, L.P.
Matthew Finkbeiner, Chief Accounting Officer, Atlas Growth Partners, L.P.
Kevin Schaffner, Audit-Partner, Grant Thornton LLP
Gislar R. Donnenberg, Partner, Paul Hastings LLP
Douglas V. Getten, Partner, Paul Hastings LLP
Wallace Kunzman, Kunzman & Bollinger, Inc.